SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF 520st MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 07, 2006

On the 07th (seventh) calendar day of November, two thousand and six, at 2:00 (two) p.m., in the Company's office located at Avenida das Nações Unidas, No. 4777, ZIP Code 05477-000, São Paulo-SP, the 520st (five hundred and twentieth) Meeting of the Board of Directors of BRASKEM S.A was held, and the undersigned Board members were present. Absent Board member Luiz Fernando Cirne Lima, as well as his respective alternate, having all been replaced by Ruy Lemos Sampaio as per the letter of representation forwarded previously, and in compliance with the procedures envisaged in the Company’s By-laws. The President José Carlos Grubisich Filho, Officers Paul Elie Altit and Mauricio Roberto de Carvalho Ferro, Mr. Ismael Abreu as representant of the Fiscal Council, as well Mr. José Augusto Mendes, Nelson Raso and Ms. Ana Patricia Soares Nogueira were also present. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, directed the meeting, and Ms. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subjects for deliberation: 1) PROPOSALS FOR DELIBERATION (“PD”): upon review and discussion of the respective subjects, the Board of Directors unanimously approved the following Proposals for Deliberation previously delivered by the Board of Executive Officers to the members of the Board of Directors for acknowledgement, as provided in its Internal Regulation, copies of which have been duly filed at the Company's headquarters: a) PD.CA/BAK-21/2006 – Engagement of a service provider for the logistic Program, to authorize the contracting of services for the logistic area of the Company, according to the characteristics and conditions described on the respective PD; b) PD.CA/BAK-22/2006 Finance Facility for the importation of Naphtha, authorizing the Board of Executive Officers to: (i) enter into the finance transaction as described in Attachment I of the respective PD; (ii) perform all acts required for entering into the above-described finance transaction; Subjects for Acknowledgement: Presentations were made by the Executive Officers responsible for the matters listed in this item II, to wit: 1) Results Obtained by the Company in the third quarter of 2006; 2) Monitoring of Braskem + Program; 3) Conclusion of the Share Repurchase Program; 4) An update provided as to the Company’s financial transaction; and 5)Monitoring of the Formula Program. III) Subjects of Interest to the Company: Nothing to record ADJOURNMENT - No further subjects remaining to be discussed, these minutes were drafted which, after being read, discussed, and found to be in order, will be signed by all the present Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, November 07, 2006. [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho – Vice Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Lima de Andrade Neto; Luiz Fernando Cirne Lima (p/ Ruy Lemos Sampaio); Masatoshi Furuhashi; Newton Sergio de Souza; Patrick Horbach Fairon].

Conforms to the original recorded in the minute.

Ana Patricia Soares Nogueira
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer